February 9, 2016

Algonquin Power & Utilities Corp. Announces C$1 Billion Bought Deal Offering of Convertible Debentures Represented by Instalment Receipts

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES PERSONS
Oakville, Ontario, February 9, 2016: Algonquin Power & Utilities Corp. ("APUC" or the “Company”) (TSX:AQN) today announced that APUC and its direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp. (the "Selling Debentureholder"), have entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC Capital Markets and Scotiabank, under which the Underwriters have agreed to buy, on a bought deal basis, C$1 billion aggregate principal amount of 5.00% convertible unsecured subordinated debentures ("Debentures") of APUC (the "Offering"). In connection with the Offering, the underwriters have also been granted a 15% over-allotment option to purchase additional Debentures within 30 days from the date of the closing of the Offering solely to cover over-allotments, if any, and for market stabilization purposes.
All Debentures are being sold on an instalment basis at a price of C$1,000 per Debenture, of which C$333 is payable on the closing of the Offering (the “First Instalment”) and the remaining C$667 (the “Final Instalment”) is payable on a date (the "Final Instalment Date") to be fixed by APUC following satisfaction of all conditions precedent to the closing of APUC's acquisition of The Empire District Electric Company (NYSE:EDE) (“Empire”).
On February 9th, 2016 APUC announced that a subsidiary of Liberty Utilities Co., the holder of APUC’s wholly owned regulated utility business, has entered into an agreement and plan of merger pursuant to which Liberty Utilities will indirectly acquire Empire and its subsidiaries (the “Acquisition”).
Under the terms of the all-cash transaction, which has been unanimously approved by the Board of Directors of both companies, Empire’s shareholders will receive US$34.00 per common share (the “Purchase Price”), representing an aggregate purchase price of approximately C$3.4 billion (US$2.4 billion), including the assumption of approximately C$1.3 billion (US$0.9 billion) of debt. “The acquisition of Empire strategically expands our regulated utility footprint in the mid-west United States. The addition of this large, well run utility to the Algonquin family will support our 10% annual dividend growth target through significant accretion to shareholder cash flows and earnings.” commented Ian Robertson, Chief Executive Officer, APUC. “Empire’s service territories, business lines and corporate culture are a great overlay for Liberty Utilities and we will continue Empire’s history of investing in its systems, communities and employees.” Robertson added.
Prior to the Final Instalment Date, the Debentures will be represented by instalment receipts. An application will be made to list the instalment receipts on the Toronto Stock Exchange. The Debentures will not be listed. Completion of the Offering will be subject to the acceptance and approval of the Toronto Stock Exchange.
The Debentures will mature on March 31, 2026 and will bear interest at an annual rate of 5.00% per C$1,000 principal amount of Debentures (an effective annual yield of 15.0% based on a first instalment of C$333 until and including the Final Instalment Date. Interest will be payable quarterly in arrears in equal instalments on the 15th day of March, June, September and December of each year (or the next business day if the 15th falls on a weekend or holiday). The first interest payment will be made on June 15, 2016 in the amount of C$14.5205 per C$1,000 principal amount of Debentures and will include interest payable from and including the closing of the Offering. On the day following the Final Installment Date, the interest rate payable on the Debentures will fall to an annual rate of 0%.
If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Offering, holders of Debentures who have paid the Final Instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Offering (the "Make-Whole Payment"). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Offering.
At the option of holders and provided that payment of the final instalment has been made, each Debenture will be convertible into common shares of APUC ("Common Shares") at any time on or after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of C$10.60 per Common Share, being a conversion rate of 94.3396 Common Shares per C$1,000 principal amount of Debentures, subject to adjustment in certain events. A notice to holders of the instalment receipts will set the Final Instalment Date, which shall be not less than 15 days nor more than 90 days following the date of such notice.
Prior to the Final Instalment Date, the Debentures may not be redeemed by the Company, except that Debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions necessary to approve the acquisition of Empire will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture: (i) C$333 plus accrued and unpaid interest to the holder of the instalment receipt; and (ii) C$667 to the Selling Debentureholder on behalf of the holder of the instalment receipt in satisfaction of the final instalment. In addition, after the Final Instalment Date, any Debentures not converted may be redeemed by APUC at a price equal to their principal amount plus any unpaid interest, which accrued prior to and including the Final Instalment Date.
At maturity, APUC will have the right to pay the principal amount due in cash or in Common Shares. In the case of Common Shares, such shares will be valued at 95% of their weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.
The net proceeds of the first instalment payment from the Offering are expected to be C$313,000,000 (the “Initial Proceeds”) (assuming no exercise of the Offering’s over-allotment option). The Initial Proceeds will initially be utilized to (a) reduce amounts outstanding on the Company’s revolving term credit facilities (on a consolidated basis) or (b) invest in short-term interest bearing securities with investment grade counterparties. In the event the Initial Proceeds are used to reduce outstanding indebtedness, APUC will maintain readily available capacity on its revolving term credit facilities (on a consolidated basis) in an amount at least equal to the Initial Proceeds. The net proceeds of the Final Instalment from the Offering are expected to be C$647,000,000 (assuming no exercise of the Offering’s over-allotment option), and will be used, together with the Initial Proceeds to finance, directly or indirectly, part of the purchase price payable for the Acquisition and for other Acquisition-related expenses.
The Offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing of the Offering is expected to occur on or about March 1, 2016.
The syndicate of Underwriters for the Offering is being led by CIBC Capital Markets and Scotiabank. Information about the Offering can be found on SEDAR at www.sedar.com and APUC’s website at www.algonquinpowerandutilities.com.
The Offering is only being made by short form prospectus. Copies of the short form prospectus may be obtained from any of the underwriters referred to above. Investors should read the short form prospectus before making an investment decision. There will not be any sale of the securities being offered until a receipt for the final short form prospectus has been issued. The description of the Debentures and the instalment receipts representing the

Debentures set forth above is qualified in its entirety by the trust indenture and instalment receipt and pledge agreement, respectively, and the summary thereof contained in the short form prospectus.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended. This press release is not an offer of securities for sale in the United States and the securities may not be offered or sold in the United States.
Forward Looking Information
This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the timing and completion of each of the acquisition of Empire and the closing of the Offering; the use of the net proceeds from the Offering; expected earnings per share and cash accretions as a result of the acquisition; common and preferred equity, debt and other financings and cash flows; the listing of securities on and approval of the Toronto Stock Exchange; the timing of payment of each of the first instalment and final instalment payments; and the timeliness to obtain regulatory approvals and other conditions precedent to completing the acquisition. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Empire may be unable to obtain shareholder approval for the proposed acquisition or that APUC or Empire may be unable to obtain governmental and regulatory approvals required for the proposed acquisition, or required governmental and regulatory approvals may delay the proposed acquisition; (ii) the risk that other conditions to the closing of the proposed acquisition may not be satisfied; (iii) the timing to consummate the proposed Offering and acquisition; (iv) disruption from the proposed acquisition making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (v) the diversion of management time and attention on the acquisition; (vi) general worldwide economic conditions and related uncertainties; (vii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (viii) the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and (ix) other factors discussed or referred to in the “Risk Factors” section of APUC’s most recent Annual Information Form filed with securities regulators in Canada and will be set out in the risk factors described in the short form prospectus to be filed with securities regulators in Canada in connection with the Offering. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the proposed acquisition will be realized. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. By its nature, forward-looking information requires APUC to make assumptions and is subject to inherent risks and uncertainties. These statements reflect APUC management’s current beliefs and are based on information currently available to APUC management. There is risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that APUC’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. A further list and description of risks and uncertainties with respect to APUC can be found in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report and Annual Information Form. A further list and description of risks and uncertainties with respect to Empire can be found in Empire’s Annual Report on Form 10K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10Q and Form 8K. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to approximately 500,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
About The Empire District Electric Company
Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is an investor-owned, regulated utility providing electricity, natural gas (through its wholly owned subsidiary The Empire District Gas Company), and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of Empire also provides fiber optic services. For more information regarding Empire, visit www.empiredistrict.com.

For further information, please contact:
APUC Contacts:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@apucorp.com